UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 To
                                  Schedule 13D

                          Technology Connections, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   87868V 208
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                                 (CUSIP Number)


                             Harold H. Martin, Esq.
                         17111 Kenton Drive, Suite 204B
                            Cornelius, North Carolina
                                 (704) 894-9760
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 4, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is
filing  this  schedule  because  of    240.13d-1(e),  240.13d-1(f)  or
240.13d-1(g),  check  the  following  box  [  ].

CUSIP  NO.:  87868V  10  9        13D                      Page  1  of  6  Pages




 1      NAMES OF REPORTING PERSONS
        IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Michael  J.  Bongiovanni
---     --------------------------------------------------------------------------------

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [  ]
        (See  Instructions)                                (b)  [  ]
---     --------------------------------------------------------------------------------

 3      SEC USE ONLY
---     --------------------------------------------------------------------------------

 4      SOURCE OF FUNDS  (See  Instructions)
        OO
---     --------------------------------------------------------------------------------

 5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) OR 2(e)                                            [  ]
---     --------------------------------------------------------------------------------

 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United  States  of  America
---     --------------------------------------------------------------------------------

NUMBER OF         7     SOLE VOTING POWER             76,000
SHARES           --     ----------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER           0
OWNED BY         --     ----------------------------------------------------------------
EACH              9     SOLE DISPOSITIVE POWER        76,000
REPORTING        --     ----------------------------------------------------------------
PERSON WITH      10     SHARED DISPOSITIVE POWER      0
                 --     ----------------------------------------------------------------

 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        76,000
---     --------------------------------------------------------------------------------

 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES  (See  Instructions)                     [X]
---     --------------------------------------------------------------------------------

 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.1%
---     --------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON  (See  Instructions)
        IN
---     --------------------------------------------------------------------------------




Item  1.  Security  and  Issuer

     This Schedule 13D (this "Statement") relates to the common stock, $0.001 par value per share, of Technology Connections, Inc., a North Carolina corporation ("Technology" or the "Company"). The principal executive offices of the Company are located at 301C Verbena Street, Charlotte, North Carolina 28217.

Item  2.  Identity  and  Background.

     (a)  This  Statement  is  being  filed  by  Michael  J.  Bongiovanni.

     (b) The business address of Mr. Bongiovanni is 17111 Kenton Drive, Suite 204B, Cornelius, North Carolina 28031.

     (c) Mr. Bongiovanni is presently a consultant to Technology, a provider of high technology products to the new and used home market. Its address is 301C Verbena Street, Charlotte, North Carolina 28217.

     (d)-(e) Mr. Bongiovanni has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr.  Bongiovanni  is  a  citizen  of  the  United  States  of America.

Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration.

     Mr. Bongiovanni provided consulting services to the Company during the period from September 2003 to April 2004 in exchange for shares of common stock that gave him an ownership position of 143,000 shares as of April 23, 2004. On April 23, 2004, the Company became registered under the Securities and Exhange Act of 1934, as amended (the "Exchange Act"), and, accordingly, Mr. Bongiovanni's ownership position first gave rise to a reporting obligation under Rule 13d-1 of the Exchange Act. As a result, he filed a Schedule 13D with the Commission on May 5, 2004. Since that time he sold 67,000 shares on June 4, 2004, leaving him with an ownership position of 76,000 shares, representing 3.1% of the outstanding common shares

     Mr. Bongiovanni and the Company are parties to a Consulting Services Agreement, dated September 23, 2003 (the "Consulting Agreement"), pursuant to which Mr. Bongiovanni provided certain consulting services to the Company in accordance with the terms and conditions of the Consulting Agreement. In particular, Mr. Bongiovanni provided consulting advice with respect to preparation of the Company's Form 10-KSB, the EDGARization of such Form 10-KSB, the preparation of the Company's Form 10-QSBs, the provision of SEC accounting related advice, the provision of accounting support on a quarterly basis, including consolidating the financial statements, preparing fixed assets depreciation schedules and reviewing of the general ledger. Mr. Bongiovanni also provided general tax, accounting and mergers and acquisitions consulting, assisted with the preparation of the Company's Form S-8 and related EDGARization, prepared federal and state corporate income tax returns, as well as provided other consulting services.

Item  4.  Purpose  of  the  Transaction.

     (a)-(j). The purpose of the transaction that is the subject of this Statement was to sell 67,000 shares of common stock of the Company in order to compensate Mr. Bongiovanni for his services to the Company.

     Except as set forth above or in other Items of this Statement (which Items are incorporated hereby by reference), Mr. Bongiovanni does not have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except that Mr. Bongiovanni currently plans to vote all shares of Common Stock of Technology which he owns in favor or a merger of the Company with HouseRaising, Inc., a Delaware corporation, pursuant to an Agreement and Plan of Merger, dated February 19, 2004, as more particularly described in a preliminary Information Statement on Schedule 14C filed with the Commission on April 23, 2004.

Item  5.  Interest  in  Securities  of  the  Issuer

     (a) Mr. Bongiovanni has sole voting and dispositive power with respect to 76,000 shares of the Company's common stock.

     (b) Mr. Bongiovanni has sole power to vote or direct the vote, and sole power to dispose or to direct the disposition with respect to 76,000 shares of the Company's common stock. Mr. Bongiovanni does not have any shared power to vote or direct the vote, or shared power to dispose or to direct the disposition with respect to such 76,000 shares.

     (c) Mr. Bongiovanni has not effected any transactions in Technology common stock during the past 60 days, with the exception that on June 4, 2004, he sold 76,000 shares of Technology common stock on the Over-The-Counter Bulletin Board exchange at prices ranging from $0.25 to $0.35 per share.

     (d) Mr. Bongiovanni has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 76,000 shares of Technology common stock beneficially owned by him. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)  Not  applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Mr. Bongiovanni does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Technology, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item  7.  Material  to  be  filed  as  Exhibits.

     None.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                                      /s/ Michael J. Bongiovanni
                                                      --------------------------
                                              Name:   Michael  J.  Bongiovanni
                                              Title:  Consultant


Dated:  July  13,  2004